UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 29, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933
AND THE SECURITIES EXCHANGE ACT OF 1934

Juno Therapeutics, Inc.
File Nos. 001-36781 and 333-200293

CF#35729

_____

Juno Therapeutics, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 10-K filed on February 29, 2016; and Form S-1 filed on November 17, 2014, as amended.

Based on representations by Juno Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.29(B)	10-K	February 29, 2016	through December 9, 2020
10.29	S-1	November 17, 2014	through December 9, 2020
10.2	S-1	November 17, 2014	through November 24, 2020
10.3	S-1	November 17, 2014	through November 24, 2020
10.6	S-1	November 17, 2014	through November 24, 2020
10.7(A)	S-1	November 17, 2014	through December 16, 2020
10.7(B)	S-1	November 17, 2014	through December 16, 2020
10.11	S-1	November 17, 2014	through December 16, 2020
10.12(A)	S-1	November 17, 2014	through December 16, 2020
10.12(B)	S-1	November 17, 2014	through December 16, 2020
10.13	S-1	November 17, 2014	through December 16, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary